HARBORONE BANCORP, INC.

770 OAK STREET

BROCKTON, MASSACHUSETTS 02301

April 25, 2016

VIA EDGAR

Ms. Era Anagnosti

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4720

Washington D.C. 20549

RE:                           HarborOne Bancorp, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 8, 2016

File No. 333-209944

Dear Ms. Anagnosti:

We are writing in response to your letter dated April 18, 2016, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on the above mentioned filing for HarborOne Bancorp, Inc. (the “Company”). We have considered the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in bold print.

Special Note Regarding Forward-Looking Statements, page 23

1.              We note your revised disclosure in response to comment 5. Please either delete your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, or state that the Private Securities Litigation Reform Act does not apply to the statements made in connection with this offering.

Response: We respectfully acknowledge the Staff’s comment and have revised the first sentence on page 23 to read as follows:

This prospectus contains statements that may be considered forward-looking statements.

Executive and Director Compensation

Executive Compensation

Summary Compensation Table, page 87

2.              We note your response and related revised disclosure in response to comment 7. Please revise your “Senior Management Long Term Incentive Plan” disclosure on page 89 to state that the “Deferral Percentage” for purposes of calculating the “Deferred Incentive Award” is based upon the executive’s or bank’s achievement of certain “Performance Goals,” as such terms are defined under the plan. As noted in your response, your disclosure should also highlight that upon reaching retirement age of 62 with 10 or more years of service with the bank, the senior executive would be entitled to the deferred award.

Response: We respectfully acknowledge the Staff’s comment and have revised the “Senior Management Long Term Incentive Plan” disclosure, now on page 96, to read as follows:

Senior Management Long Term Incentive Plan.  Under the HarborOne Bank Senior Management Long Term Incentive Plan, all executive officers of HarborOne Bank with a title of Senior Vice President or above, including Messrs. Blake, Casey and Sanborn, may be awarded deferred incentive awards.  A deferred incentive award is equal to the deferral percentage multiplied by the executive’s base salary for the applicable year. The deferral percentage is determined by the Board of HarborOne Bank based on the executive’s or HarborOne Bank’s achievement of performance goals.  The terms “deferred incentive award,” “deferred percentage” and “performance goals” are defined in the HarborOne Bank Senior Management Long Term Incentive Plan.  Each deferred incentive award is payable three years following the grant of such award, subject to the executive’s continued employment with HarborOne Bank.  Awards are immediately payable upon the executive’s death, disability, retirement or separation from service within 24 months of a change in control of HarborOne Bank or HarborOne Bancorp. Retirement for this purpose means an executive’s reaching the age of 62 or older after completing 10 or more years of service with HarborOne Bank.  This means that once an executive satisfies the condition for retirement, he would be entitled to the deferred incentive award.  HarborOne Bank anticipates that this plan will be discontinued upon the implementation of an equity incentive plan.

3.              To the extent that the “Deferred Incentive Award” represents non-equity incentive compensation, please disclose Mr. Blake’s deferred bonus pursuant to Item 402(n)(2)(vii) of Regulation S-K and briefly describe the performance goals based upon which the Plan Administrator determined the Deferral Percentage. Otherwise, please disclose the $129,335 deferred bonus in footnote (1) to the Summary Compensation Table and explain why these deferred awards do not represent awards made under an incentive plan, as such term is defined in Item 402(m)(5)(iii) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comments and agree that the Deferred Incentive Award represents non-equity incentive compensation. We will add a “Non-equity Incentive Plan Compensation” column to the Summary Compensation Table and will disclose the $129,335 deferred bonus awarded to Mr. Blake in that column. We will also add the following footnote to the Summary Compensation Table:

Represents the amount of deferred bonus payable to Mr. Blake under the Senior Management Long Term Incentive Plan granted on account of the attainment of the performance goal of increasing HarborOne Bank’s retained earnings to $189,621,000. This deferred bonus is vested but not payable until the earlier of Mr. Blake’s termination of employment or the third anniversary of the December 31, 2015 grant date.

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If you have any questions or require any additional information, please feel free to contact me at (508) 895-1000.

Sincerely,

/s/ James W. Blake
James W. Blake
President and Chief Executive Officer

cc:                                William P. Mayer, Esq.

Samantha M. Kirby, Esq.

Goodwin Procter LLP